

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2015

<u>Via U.S. Mail</u>
Frank Blair
Chief Executive Officer
American Cordillera Mining Corporation
1314 S. Grand Blvd. Ste. 2-250
Spokane, WA 99202

> **Re:** **American Cordillera Mining Corporation**
> **Amendment No. 2 to Form 10-K for the**
> **Fiscal Year Ended November 30, 2014**
> **Filed July 1, 2015**
> **File No. 000-50738**

Dear Mr. Blair:

We issued comments to you on the above captioned filing on July 7, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 1, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Blaise Rhodes at 202 551-3774 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining